UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We wish to inform you that Vedanta Limited Iron & Steel sector has ventured into International Iron ore mining operations in Liberia, West Africa through its subsidiary WCL with the Ground-breaking ceremony that was held at the Bomi iron ore mine on June 08, 2022. WCL is a wholly owned subsidiary of Bloom Fountain Limited (‘BFL’) which is in turn a wholly owned subsidiary of Vedanta Limited. WCL had signed a Mineral Development Agreement with the Government of Liberia (‘GoL’) for three Iron Ore Mining concessions in Liberia namely Bomi, Bea, and Mano in 2011. However, the operations could not be started due to outbreak of Ebola epidemic. WCL is set to restart its operation in a much bigger way with further expansion potential through exploration.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2022		VEDANTA LIMITED
	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer